Exhibit (h)(14)

MANAGEMENT FEE WAIVER AGREEMENT

June 9, 2022

Janus Aspen Series (the “Trust”)

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”). With respect to Janus Henderson U.S. Low Volatility Portfolio (the “Portfolio”),1 this letter (the “Agreement”) is to inform you that the Adviser will waive a portion of its management fee in an amount of five basis points (0.05%) for at least the period of two years, effective upon the transition to the Adviser as the sole manager for the Portfolio, which is expected to occur on or about June 10, 2022.

Notwithstanding the above, this Agreement shall not modify the Adviser’s obligations under the expense limitation letter agreement between the Trust and the Adviser on behalf of the Portfolio dated December 8, 2021.

For the avoidance of doubt, the Adviser may not recover from the Portfolio amounts previously waived pursuant to this Agreement.

This waiver will continue for the period set forth above unless otherwise terminated, revised or extended by the Trustees of the Trust. This waiver may be terminated at any time by the Trustees of the Trust and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC	JANUS ASPEN SERIES

By:/s/ Brennan Hughes	By:/s/ Jesper Nergaard
Brennan Hughes	Jesper Nergaard
Senior Vice President, Chief Accounting Officer and Treasurer	Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

1 Effective on or about June 10, 2022, the Fund will change its name to Janus Henderson Adaptive Risk Managed U.S. Equity Portfolio.

Janus Henderson Investors US, LLC

151 Detroit St, Denver, CO 80206

T +1(800) 525 3713 F +1(877) 319 3852

W janushenderson.com